Exhibit (a)(1)(J)
Confirmation Letter
(Employee)
To:
The Israel Tax Authority
     I the undersigned [NAME OF EMPLOYEE] an employee of Big Band Networks Ltd, confirms, that I have elected to participate in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units of BigBand Networks, Inc (the: “Offer”), and;
     Further to a tax ruling obtained from the Israeli Tax Authority on [DATE] regarding the tax considerations from the exchange of my options pursuant to the Offer into for Restricted Stock Units (the: “Ruling”) I, the undersigned declare, that I agree and understand the terms of the Ruling, I will comply with the terms of the Ruling and will not request to modify and/or to replace the Ruling with another tax ruling.
Name of Employee: ___________
Date: _____________
Signature: ______________